EXHIBIT 99.1
Supplemental Agreement
Date: 5 May 2011

1
Reference is made to the facility agreement dated 26 November 2007 (the “Original Agreement”) made between Globus Maritime Limited (the “Borrower”) and Credit Suisse AG (formerly known as Credit Suisse) (the “Bank”), as amended by (a) a supplemental agreement dated 12 March 2009, made between the Borrower, Devocean Maritime Ltd. and Elysium Maritime Limited (together the “Initial Owners”), Eleanor Maritime Limited (the “Island Globe Owner”), Globus Shipmanagement Corp. (the “Manager”) and the Bank (the “First Supplemental Agreement”), (b) a second supplemental agreement dated 18 August 2009, made between the Borrower, the Initial Owners, the Island Globe Owner, the Manager and the Bank (the “Second Supplemental Agreement”), (c) a third supplemental agreement dated 17 May 2010, made between the Borrower, the Initial Owners, the Island Globe Owner, Domina Maritime Ltd. (the “Sky Globe Owner”), the Manager and the Bank (the “Third Supplemental Agreement”), (d) a fourth supplemental agreement dated 21 May 2010 made between the Borrower, the Initial Owners, the Sky Globe Owner, Dulac Maritime S.A. (the “Star Globe Owner”), the Manager and the Bank (the “Fourth Supplemental Agreement”) and (e) a fifth supplemental agreement dated 12 November 2010 made between the Borrower, the Initial Owners, the Sky Globe Owner, the Star Globe Owner, the Manager and the Bank (the “Fifth Supplemental Agreement” and together with the Original Agreement, the First Supplemental Agreement, the Second Supplemental Agreement, the Third Supplemental Agreement and the Fourth Supplemental Agreement, the “Facility Agreement”), pursuant to which the Bank agreed to make available to the Borrower a reducing revolving credit facility of (originally) up to One hundred and twenty million United States Dollars ($120,000,000) upon the terms and conditions set out therein.

2	Words and expressions defined in the Facility Agreement shall have the same meanings when used herein.

3
Following the Borrower’s relevant request, it is hereby agreed that the Facility Agreement shall be (and is hereby) amended as follows with effect on the date of this Agreement, but subject to the conditions of paragraph 4 below:

3.1	by inserting in the correct alphabetical order in clause 1.2 of the Facility Agreement, the following new definition of “Six Month Debt Service”:

““Six Month Debt Service” means, on any relevant day, the sum determined by the Bank in its sole discretion to be the aggregate of (i) the total principal amount of all Borrowed Money and (ii) interest accruing thereon, payable by all members of the Group and which falls due in the six (6) month period commencing on such day;”;

3.2	by deleting clause 8.3.6 of the Facility Agreement in its entirety and by replacing it with the following new clause 8.3.6:

“8.3.6
Share capital and distribution

purchase or otherwise acquire for value any shares of its capital or declare or pay any dividends or distribute any of its present or future assets, undertaking, rights or revenues to any of its shareholders provided however that the Borrower may declare or pay dividends to its shareholders if no Default shall have occurred at the time of declaration or payment of such dividends nor would occur as a result of the declaration or payment of such dividends;”; and

3.3	by deleting paragraph 8.4.1(b) of the Facility Agreement in its entirety and by replacing it with the following new paragraph 8.4.1(b):

“(b)
Liquidity

it maintains at the end of each Accounting Period and at all other times during the Security Period, Consolidated Cash and Cash Equivalents in an amount which is not less than the higher of:

(i)         $10,000,000; and

(ii)         Six Month Debt Service.”.

4	The Bank hereby confirms its consent to the above amendments to the Facility Agreement on condition that:

(a)
the Borrower and each Security Party shall have confirmed their agreement and consent to the arrangements of this Agreement by counter-signing this Agreement by signatories acceptable to the Bank in all respects;

(b)
there shall have been delivered to the Bank, such corporate authorisations or other evidence of the authority of the Borrower and the other Security Parties in relation to the execution of this Agreement, in a form acceptable to the Bank in all respects; and

(c)	the Borrower shall pay to the Bank on the date of this Agreement an amendment fee of Ten thousand Dollars ($10,000),

and, with effect on and from the date when the Bank advises the Borrower that it is satisfied that the conditions referred to in paragraphs 4(a), 4(b) and 4(c) above have been met, the Facility Agreement shall be hereby amended (and deemed amended) in accordance with the changes referred to in paragraph 3 above.

5
This Agreement is supplemental to the Facility Agreement and the Facility Agreement and this Agreement shall be read and construed together as one instrument. Consequently, this Agreement is a “Security Document” for the purposes of the Facility Agreement and failure by the Borrower to comply with its obligations under this Agreement shall constitute an Event of Default under the Facility Agreement.

6	Save as amended by this Agreement, all other terms of the Facility Agreement remain unchanged.

7	This Agreement and any non-contractual obligations in connection with this Agreement are governed by, and shall be construed in accordance with, English law.

EXECUTED as a DEED	)
by Elias S. Deftereos	)	/s/ Elias S. Deftereos
duly authorised for and on behalf of	)	Attorney-in-Fact
GLOBUS MARITIME LIMITED	)
in the presence of:	)

/s/ Ekaterini Tano
Witness
Name:Ekaterini Tano
Norton Rose LLP
Trainee Solicitor

EXECUTED as a DEED	)
by	)	/s/ Stephan Schürch /s/ George Tzelepis
duly authorised for and on behalf of	)	Attorney-in-Fact
CREDIT SUISSE AG	)
in the presence of:	)

/s/ Natalie Kranz
Witness
Name: Natalie Kranz Credit Suisse AG

EXECUTED as a DEED	)
by Elias Deftereos	)	/s/ Elias Deftereos
duly authorised for and on behalf of	)	Attorney-in-Fact
ELYSIUM MARITIME LIMITED	)
in the presence of:	)

/s/ Ekaterini Tano
Witness
Name: Ekaterini Tano Norton Rose LLP Trainee Solicitor

EXECUTED as a DEED	)
by Elias Deftereos	)	/s/ Elias Deftereos
duly authorised for and on behalf of	)	Attorney-in-Fact
DEVOCEAN MARITIME LTD.	)
in the presence of:	)

/s/ Ekaterini Tano
Witness
Name: Ekaterini Tano Norton Rose LLP Trainee Solicitor

EXECUTED as a DEED	)
by Elias Deftereos	)	/s/ Elias Deftereos
duly authorised for and on behalf of	)	Attorney-in-Fact
DULAC MARITIME S.A.	)
in the presence of:	)

/s/ Ekaterini Tano
Witness
Name: Ekaterini Tano Norton Rose LLP Trainee Solicitor

EXECUTED as a DEED	)
by Elias Deftereos	)	/s/ Elias Deftereos
duly authorised for and on behalf of	)	Attorney-in-Fact
DOMINA MARITIME LTD.	)
in the presence of:	)

/s/ Ekaterini Tano
Witness
Name: Ekaterini Tano Norton Rose LLP Trainee Solicitor

EXECUTED as a DEED	)
by Elias Deftereos	)	/s/ Elias Deftereos
duly authorised for and on behalf of	)	Attorney-in-Fact
GLOBUS SHIPMANAGEMENT CORP.	)
in the presence of:	)

/s/ Ekaterini Tano
Witness
Name: Ekaterini Tano Norton Rose LLP Trainee Solicitor: